Hodgson Russ
ATTORNEYS • LLP

RECEIVED
2006 AUG 24 P 12:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Richard B. Raymer
Direct Dial: 416.595.2681
rraymer@hodgsonruss.com

06016313

August 22, 2006

Via Federal Express

SUPPL

Securities and Exchange Commission
Division of Corporate Finance - International Corporate Finance
100 F Street, NE
Washington, DC 20549

Re: Medical Facilities Corporation - File Number 82-34942

Dear Sir or Madam,

In connection with the Commission's granting to Medical Facilities Corporation ("MFC") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by MFC in Canada for the period between July 26, 2006 through August 21, 2006. If you have any questions please do not hesitate to contact me.

Sincerely,

Richard B. Raymer

PROCESSED
AUG 28 2006
THOMSON
FINANCIAL

RBR/vcs
Enclosures

cc: Sergey Savchenko

8/24

042608/00000 TORDOCS 30938v1

Medical Facilities Corporation
File Number 82-34942

RECEIVED
2006 AUG 24 P 12: 36
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

August 8, 2006	News Release
August 14, 2006	News Release
August 14, 2006	Form 52-109F2 - Certification of Interim Filings - CFO
August 14, 2006	Form 52-109F2 - Certification of Interim Filings - CEO
August 14, 2006	MD&A - English
August 14, 2006	Interim Financial Statements

042608/00001 TORDOCS 32113v1

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Medical Facilities Corporation schedules 2006 Second Quarter earnings conference call on August 15, 9:00 am (EST)

TORONTO, Aug. 8 /CNW/ - Medical Facilities Corporation (the "Corporation") (TSX: DR.UN) will hold a conference call for analysts and investors to discuss its 2006 second quarter financial results on August 15, 2006 at 09:00 a.m. (Eastern).

A copy of the complete financial results will be available at www.sedar.com. Dr. Donald Schellpfeffer, Chief Executive Officer, and Michael Salter, Chief Financial Officer will be available to answer questions during the call.

To participate in the conference call, please dial 416-644-3425 or 1-866-250-4892. A live audio webcast of the conference call will be available at www.newswire.ca.

An archived recording of the call will be available at 416-640-1917 or 1-877-289-8525 (passcode 21199540 followed by the number sign) from 11:00 A.M. Eastern on August 15 to midnight on August 22.

The Corporation owns controlling interests in four surgical hospitals, three located in South Dakota and one in Oklahoma. The four hospitals perform scheduled surgical, imaging and diagnostic procedures and derive their revenue from the fees charged for the use of their facilities. The Corporation is structured so that a majority of its free cash flows from operations are distributed to holders of its IPS with a portion of such distributions being interest payments on the subordinated debt component.

%SEDAR: 00020386E

/For further information: Michael Salter, Chief Financial Officer, telephone: (local) (416) 848-7380, (outside of Toronto) 1-877-402-7162/
(DR.UN.)

CO: CNW Webcasts; Medical Facilities Corporation

CNW 15:25e 08-AUG-06

File Number 82-34942

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Medical Facilities Corporation announces 2Q 2006 results

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

TORONTO, Aug. 14 /CNW/ - Medical Facilities Corporation (the "Corporation") (TSX:DR.UN) today reported results for the second quarter of 2006. All amounts are expressed in U.S. dollars unless indicated otherwise.

<<
- Cash available for distribution exceeded actual distributions by 16.4%.
- Consolidated net revenues were $36.1 million, up $11.0 million or 43.8%.
- Net revenues for the three original Centers increased by $1.7 million or 7.0%.
- Operating income was $14.6 million, up $3.6 million or 30.5%.
- Operating income on a same Center basis increased by $1.2 million or 10.9%.
- Net loss was $5.3 million or $0.190 per IPS unit.

>>

The Corporation continued to generate cash available for distribution ("CAFD") in excess of actual distributions, paying distributions in the second quarter of C$0.275 versus CAFD of C$0.320 for a payout ratio of 85.9% (2005 96.0%). Payout ratio for the twelve months ended June 30, 2006 stands at 87.9% versus 89.7% for the same period a year ago. The average exchange rate for conversion of the Corporation's CAFD into Canadian dollars for the second quarter of 2006 was $1.301. Significant portions of the Corporation's expected future U.S. dollar cash flows available for distribution are hedged and will be converted at exchange rates averaging $1.315, $1.249, and $1.164 in each of the next three years.

Net revenue and operating income (before depreciation and amortization, interest expense, loss on foreign currency translation and minority interest) for the second quarter of 2006 were up 43.8% and 30.5% respectively over the same quarter of 2005, reflecting inclusion of Oklahoma Spine Hospital's results since June 21, 2005, the date of its acquisition, strong performance at Sioux Falls Surgical Center and improved performance at Dakota Plains Surgical Center.

Net loss for the second quarter of 2006 was $5.3 million or $0.190 per IPS, which included an unrealized foreign currency loss of $6.0 million.

A copy of the complete financial results will be available at www.sedar.com or www.medicalfacilitiescorp.com.

Medical Facilities Corporation owns controlling interests in four surgical hospitals, three located in South Dakota and one in Oklahoma. The four hospitals perform scheduled surgical, pain management, imaging and diagnostic procedures and derive their revenue from the fees charged for the use of their facilities. The Corporation is structured so that a majority of its free cash flows from operations are distributed to holders of its IPS with a portion of such distributions being interest payments on the subordinated debt component.

This news release may be interpreted to contain forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors outside of management's control that could cause actual results to differ materially from those described in the forward-looking statements. The Corporation does not assume responsibility for the accuracy and completeness of those forward-looking statements and does not undertake the obligation to publicly revise these forward-looking statements to reflect

subsequent events or circumstances. This news release also makes reference to certain non-GAAP measures to assist in assessing the Corporation's financial performance. Non-GAAP earnings measures do not have any standard meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

%SEDAR: 00020386E

/For further information: Michael Salter, Chief Financial Officer, telephone: (local) (416) 848-7380, (outside of Toronto) 1-877-402-7162/ (DR.UN.)

CO: Medical Facilities Corporation

CNW 08:00e 14-AUG-06

MEDICAL

Form 52-109F2
Certification of Interim Filings

I, **Michael Salter**, Chief Financial Officer of Medical Facilities Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Medical Facilities Corporation (the issuer) for the interim period ending June 30, 2006;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 14, 2006

Michael Salter

Michael Salter
Chief Financial Officer

MEDICAL FACILITIES CORPORATION

Form 52-109F2
Certification of Interim Filings

I, **Donald Schellpfeffer**, Chief Executive Officer of Medical Facilities Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Medical Facilities Corporation (the issuer) for the interim period ending June 30, 2006;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 14, 2006

Donald Schellpfeffer
Chief Executive Officer

File Number 82-34942

MEDICAL FACILITIES CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE-MONTH AND THE SIX-MONTH PERIOD ENDED JUNE 30, 2006

August 14, 2006

The information in this Management's Discussion and Analysis ("MD&A") is supplemental to, and should be read in conjunction with the consolidated financial statements of Medical Facilities Corporation (the "Corporation") for the three-month period ended June 30, 2006, which financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Substantially all of the Corporation's operating cash flows are in US dollars and all amounts presented herein are stated in US dollars, unless indicated otherwise.

This discussion and analysis contains forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors outside of management's control that could cause actual results to differ materially from those described in the forward-looking statements. The Corporation does not assume responsibility for the accuracy and completeness of these forward-looking statements and does not undertake the obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

This discussion also makes reference to certain non-GAAP measures to assist in assessing the Corporation's financial performance. Non-GAAP earnings measures do not have any standard meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

Additional information about, and the Annual Information Form filed by the Corporation are available on SEDAR at www.sedar.com or the Corporation's website at www.medicalfacilitiescorp.com.

This Management's Discussion and Analysis is presented in the following sections:

- **Corporate Overview**
- **Non-GAAP Financial Measure – Cash Available for Distribution**
- **Condensed Consolidated Financial Highlights**
- **Operating and Financial Results of the Centers**
- **Liquidity and Financial Condition**
- **Financial Instruments**
- **Related Party Transactions**
- **Critical Accounting Estimates**
- **Risk Factors**
- **Outlook**

CORPORATE OVERVIEW

The Corporation owns controlling interests in four limited liability entities (the "Centers"), each of which owns a specialty surgical hospital, three located in South Dakota and one in Oklahoma. The four Centers provide facilities (including staff, support, and supplies) for scheduled surgical, pain management, imaging and diagnostic procedures and derive their revenue primarily from the fees charged for the use of these facilities.

NON-GAAP FINANCIAL MEASURE – CASH AVAILABLE FOR DISTRIBUTION

The Corporation distributes a substantial majority of its free cash flows from operations to holders of its Income Participating Securities ("IPS") with a portion of such distributions being interest payments on its subordinated notes and a portion being dividends on its common shares. The Corporation believes that cash available for distribution on its IPS provides a useful measure of the Corporation's operations. In particular, the Corporation believes that investors should be able to ascertain the extent to which the distributions are funded by operations as discussed below.

Cash available for distribution is a non-GAAP measure and is not intended to be representative of cash flow or results of operations determined in accordance with GAAP. Accordingly, the Corporation provides a reconciliation of cash available for distributions to reported net income. Investors are cautioned that cash available for distribution, as calculated by the Corporation, is unlikely to be comparable to similar measures used by other issuers.

The major differences between cash available for distribution, which is not a defined term under Canadian GAAP, and net income (loss) as reported in the Corporation's financial statements are:

1) Depreciation and amortization, principally amortization of intangible assets acquired in connection with the acquisition of the four Centers,

2) Unrealized foreign exchange gains and losses on its Canadian dollar denominated subordinated notes, which are a component of its IPS, and cash balances denominated in Canadian dollars,

3) Difference between minority interest in the earnings of the Centers and the minority interest in the cash flow of the Centers generated in the respective period,

4) Interest on the subordinated notes, and

5) Maintenance capital expenditures.

Reconciliation of cash available for distribution to net income

		Three Months Ended June 30, 2006 ($'000s) (unaudited)	Three Months Ended June 30, 2005 ($'000s) (unaudited)	Six Months Ended June 30, 2006 ($'000s) (unaudited)	Six Months Ended June 30, 2005 ($'000s) (unaudited)
NET INCOME (LOSS) FOR THE PERIOD		**(5,315)**	**833**	**(3,750)**	**1,920**
Add:					
Minority interest in income of centers		6,459	5,049	13,269	10,292
Depreciation and amortization		2,909	2,476	5,798	4,934
Unrealized loss on foreign currency		6,018	-	5,387	-
Interest expense (net of interest income)		4,306	3,662	8,568	6,978
		14,377	**12,020**	**29,272**	**24,124**
Less:					
Minority interest in cash flow of centers		(6,635)	(5,272)	(13,479)	(10,736)
Interest expense (other than on subordinated notes)		(304)	(294)	(587)	(552)
Unrealized gain on foreign currency		-	(931)	-	(1,614)
Repayment of debt (non revolving)		(266)	(127)	(531)	(251)
Maintenance capital expenditures		(276)	(257)	(848)	(535)
CASH AVAILABLE FOR DISTRIBUTIONS ON IPS	**USD**	**6,896**	**5,139**	**13,827**	**10,436**
CASH AVAILABLE FOR DISTRIBUTIONS ON IPS[1]	**CDN**	**8,970**	**6,883**	**17,989**	**13,937**
PER IPS UNIT[2]	**CDN**	**$ 0.320**	**$ 0.302**	**$ 0.642**	**$ 0.620**
TOTAL DISTRIBUTIONS					
Interest on subordinated notes	CDN	5,168	4,421	10,336	8,515
Dividends on common shares	CDN	2,538	2,172	5,076	4,181
	CDN	7,706	6,593	15,412	12,696
PER IPS UNIT[2]	**CDN**	**$ 0.275**	**$ 0.290**	**$ 0.550**	**$ 0.565**

Note 1: Represents an average exchange rate of US$1.00 to Cdn$1.3008 for the three months ended June 30, 2006, Cdn$1.3394 for the three months ended June 30, 2005, Cdn$1.3011 for the six months ended June 30, 2006 and to Cdn$1.3356 for the six months ended June 30, 2005.

Note 2: Calculated based on the weighted average number of IPS outstanding.

In the three-month period ended June 30, 2006, the Corporation generated cash available for distribution of Cdn$9.0 million, which exceeded distributions declared in respect of this period by Cdn$1.3 million. On a per IPS basis, cash available for distribution was Cdn$0.320 or 16.4% higher than distributions declared of Cdn$0.275, resulting in a payout ratio of 85.9%.

In the six-month period ended June 30, 2006, the Corporation generated cash available for distribution of Cdn$18.0 million, which exceeded distributions declared in respect of this period by Cdn$2.6 million. On a per IPS basis, cash available for distribution was Cdn$0.642 or 16.7% higher than distributions declared of Cdn$0.550, resulting in a payout ratio of 85.7%.

CONDENSED CONSOLIDATED FINANCIAL HIGHLIGHTS

	2nd Q 2006[1] ($'000s) (unaudited	1st Q 2006[1] ($'000s) (unaudited	4th Q 2005[1] ($'000s) (unaudited)	3rd Q 2005[1] ($'000s) (unaudited)	Year to date 2006[1] ($'000s) (unaudited
NET PATIENT SERVICE REVENUES	36,063	36,129	37,052	34,403	72,192
EXPENSES	21,686	21,235	22,316	20,774	42,921
DEPRECIATION AND AMORTIZATION	2,909	2,889	3,525	2,921	5,798
INTEREST EXPENSE, NET	4,306	4,262	4,307	4,418	8,568
MINORITY INTEREST	6,459	6,810	6,734	6,275	13,269
NET PROFIT (LOSS) BEFORE UNREALIZED FOREIGN CURRENCY GAIN (LOSS)	705	932	172	15	1,637
UNREALIZED GAIN (LOSS) ON FOREIGN CURRENCY	(6,018)	631	131	(6,679)	(5,387)
NET PROFIT (LOSS) FOR THE PERIOD	**(5,315)**	**1,565**	**303**	**(6,664)**	**(3,750)**
BASIC & FULLY DILUTED INCOME (LOSS) PER SHARE	**$ (0.190)**	**$ 0.056**	**$ 0.011**	**$ (0.240)**	**$ (0.134)**

Note 1: Q2, Q3 and Q4 200, Q1 2006 and Year to date 2006 include results of Oklahoma Spine Hospital, LLC ("OSH") acquired on June 21, 2005.

	2nd Q 2005[1] ($'000s) (unaudited	1st Q 2005 ($'000s) (unaudited	4th Q 2004 ($'000s) (unaudited)	3d Q 2004 ($'000s) (unaudited	Year to date 2005[1] ($'000s) (unaudited
NET PATIENT SERVICE REVENUES	25,082	25,426	25,349	22,965	50,508
EXPENSES	14,004	14,062	13,540	12,560	28,066
DEPRECIATION AND AMORTIZATION	2,476	2,458	2,578	4,088	4,934
INTEREST EXPENSE, NET	3,662	3,316	3,412	3,396	6,978
MINORITY INTEREST	5,049	5,243	5,442	4,584	10,292
NET PROFIT (LOSS) BEFORE UNREALIZED FOREIGN CURRENCY LOSS	(98)	404	382	(1,652)	306
UNREALIZED GAIN (LOSS) ON FOREIGN CURRENCY	931	683	(5,803)	(4,952)	1,614
NET PROFIT (LOSS) FOR THE PERIOD	**833**	**1,087**	**(5,421)**	**(6,604)**	**1,920**
BASIC & FULLY DILUTED INCOME (LOSS) PER SHARE	**$ 0.037**	**$ 0.048**	**$ (0.244)**	**$ (0.298)**	**$ 0.085**

Note 1: Q2 2005 and Year to date 2005 include results of OSH acquired on June 21, 2005.

Three months ended June 30, 2006 compared to three months ended June 30, 2005

Consolidated net patient service revenues ("net revenues") for the three months ended June 30, 2006 totaled $36.1 million, up 43.8% or $11.0 million over the same period in 2005. This increase is primarily due to the inclusion of $9.3 million in net revenue from OSH. Net revenues for the original Centers increased by $1.7 million or 7.0% compared to the same period in 2005. This increase reflects general price increases, a favorable mix of higher revenue generating cases and increased numbers of cases at Sioux Falls Surgical Center, LLP ("SFSC"), Dakota Plains Surgical Center, LLP ("DPSC") and Black Hills Surgery Center, LLP ("BHSC"). On the other hand, net revenues were negatively impacted by continuing pressures on the reimbursement rates from certain payors.

Consolidated expenses, including salaries and benefits, drugs and supplies, and general and administrative costs increased by 55.6% or $7.8 million over 2005 to $21.7 million in 2006, of which $7.3 million is attributable to the operations of OSH. Expenses for the original three Centers for the three months ended June 30, 2006 increased by $0.5 million or 4.0% compared to the same period in 2005. This increase in operating expenses is largely due to an increase in the number of cases requiring more drugs and supplies, as well as annual wage and salary adjustments and higher employee health insurance premiums.

Operating income (before depreciation and amortization, interest expense, loss on foreign currency translation and minority interest) for the three months ended June 30, 2006 was $14.6 million, up 30.5% from $11.0 million a year earlier. Of the increase of $3.6 million, $2.4 million is attributable to the inclusion of OSH. Operating income on a same Center basis increased by 10.9% over the same period in 2005.

Net interest expense consists primarily of interest on the subordinated notes and credit facilities of the Centers. The increase in net interest expense for the three months ended June 30, 2006 compared to the same period in 2005 is mainly attributable to the additional IPS units issued in June and September 2005.

The Corporation maintains the majority of its cash balances in Canadian dollars and its subordinated notes payable are denominated in Canadian dollars. The financial statements of the Corporation are expressed in US dollars and include cash balances in Canadian dollars and subordinated notes payable translated into US dollars at the rate of exchange in effect at the balance sheet date. The unrealized foreign currency gains and losses resulting from translation of these items arise from the changes in the relationship between the Canadian and US dollars during the respective periods.

Six months ended June 30, 2006 compared to six months ended June 30, 2005

Net revenues for the six months ended June 30, 2006 totaled $72.2 million, up 42.9% or $21.7 million over the same period in 2005. This increase is primarily due to the inclusion of $20.0 million in net revenue from OSH. Net revenues for the original Centers increased by $1.7 million or 3.5% compared to the same period in 2005. This increase reflects general price increases, a favorable mix of higher revenue generating cases and an increased number of cases at SFSC and DPSC. On the other hand, consolidated net revenues were negatively impacted by a decrease in the number of surgical cases performed at BHSC, as well as continuing pressures on the reimbursement rates from certain payors.

Consolidated expenses, including salaries and benefits, drugs and supplies, and general and administrative costs increased by 53.3% or $14.9 million over 2005 to $43.0 million in 2006, of which $14.7 million is attributable to the operations of OSH. Expenses for the original three Centers for the six months ended June 30, 2006 increased by $0.2 million or 0.5% compared to the same period in 2005. This moderate increase in the operating expenses is mainly due to increases in wages and salary due to annual increases and higher health insurance premiums as compared to 2005.

Operating income (before depreciation and amortization, interest expense, loss on foreign currency translation and minority interest) for the six months ended June 30, 2006 was $29.3 million, up 30.5% from $22.4 million a year earlier. Of the increase of $6.9 million, $5.3 million is attributable to the inclusion of OSH. Operating income on a same Center basis increased by 6.3% over the same period in 2005.

Net interest expense consists primarily of interest on the subordinated notes and credit facilities of the Centers. The increase in net interest expense for the six months ended June 30, 2006 compared to the same period in 2005 is mainly attributable to the additional IPS units issued in June and September 2005.

OPERATING AND FINANCIAL RESULTS OF THE CENTERS

Performance of the Corporation and its ability to make distributions to its unitholders depends entirely on the combined performance of the Centers, in which it holds an interest and from which it receives monthly cash distributions. Therefore, in order to enhance its usefulness, this management discussion and analysis includes a summary of the operating results of each of the four Centers for the three months and six months ended June 30, 2006 compared to the three months and six months ended June 30, 2005. Operating results of OSH for the three and six months ended June 30, 2005 are included for comparative purposes only. As the Corporation completed the acquisition of a 51% interest in OSH on June 21, 2005, its results prior to the acquisition date are not included in the consolidated results of the Corporation for 2005.

	Three Months Ended June 30, 2006 (unaudited)		**Three Months Ended June 30, 2005[1]** (unaudited)		**% Change**
	($'000s)	% of Net Revenues	($'000s)	% of Net Revenues	
Net revenues:					
Black Hills Surgery Center, LLP	11,457		11,840		(3.2%)
Sioux Falls Surgical Center, LLP	11,763		9,882		19.0%
Dakota Plains Surgical Center, LLP	2,187		2,028		7.8%
Oklahoma Spine Hospital, LLC	10,657		11,971		(11.0%)
Salaries and benefits:					
Black Hills Surgery Center, LLP	2,977	26.0%	2,890	24.4%	3.0%
Sioux Falls Surgical Center, LLP	2,290	19.5%	2,233	22.6%	2.5%
Dakota Plains Surgical Center, LLP	661	30.2%	666	32.9%	(0.8%)
Oklahoma Spine Hospital, LLC	2,220	20.8%	2,289	19.1%	(3.0%)
Drugs and supplies:					
Black Hills Surgery Center, LLP	1,591	13.9%	1,858	15.7%	(14.4%)
Sioux Falls Surgical Center, LLP	2,347	19.9%	1,630	16.5%	44.0%
Dakota Plains Surgical Center, LLP	472	21.6%	598	29.5%	(21.1%)
Oklahoma Spine Hospital, LLC	3,474	32.6%	4,503	37.6%	(22.8%)
General, administrative and other:					
Black Hills Surgery Center, LLP	1,376	12.0%	1,406	11.9%	(2.2%)
Sioux Falls Surgical Center, LLP	1,185	10.1%	1,144	11.6%	3.5%
Dakota Plains Surgical Center, LLP	357	16.3%	344	17.0%	4.0%
Oklahoma Spine Hospital, LLC	2,244	21.1%	2,122	17.7%	5.8%
Income (loss) before interest expense, depreciation & amortization, and other expenses:					
Black Hills Surgery Center, LLP	5,513	48.1%	5,686	48.0%	(3.0%)
Sioux Falls Surgical Center, LLP	5,941	50.5%	4,875	49.3%	21.9%
Dakota Plains Surgical Center, LLP	697	31.9%	420	20.7%	66.2%
Oklahoma Spine Hospital, LLC	2,719	25.5%	3,057	25.5%	(11.1%)

Note 1: Amounts for the three months ended June 30, 2005 include the historical results of OSH prior to the acquisition by the Corporation of a 51% ownership of the Center on June 21, 2005.

The changes in the components of operating results as shown in the preceding table are discussed below Center by Center.

Black Hills Surgery Center, LLP (52.95% ownership interest)

Net revenues for the three months ended June 30, 2006 decreased by 3.2% over the corresponding period in 2005, primarily due to a decrease in reimbursement rates of one of the major payors in South Dakota in mid-year 2005, and a decrease in the number of larger, more complex, higher revenue generating cases. The reduction in net revenues was partially offset by the recovery of $320 from a certain payor related to 2005 claims, which were previously disputed by the payor. Salaries and benefits increased by 3.0% primarily due to annual wage and salary adjustments and increased costs of employee health insurance. The cost of drugs and supplies as a percentage of net revenues decreased to 13.9% from 15.7% a year earlier, primarily due to changes in the types of surgeries performed and cost reductions for certain surgical implants.

Sioux Falls Surgical Center, LLP (51.00% ownership interest)

Net revenues for the second quarter of 2006 were up 19.0% over the same period in 2005, primarily due to fee increases, a 3.5% increase in the number of cases performed and a favorable shift in the proportion of complex, higher revenue generating cases. This increase was partially offset by a decrease in reimbursement rates of one of the major payors in South Dakota in mid-year 2005. Salaries and benefits for the three months ended June 30, 2006 increased by 2.5% compared to the same period in 2005, primarily as a result of growth in the number of cases performed. The cost of drugs and supplies as a percentage of net revenues increased to 19.9% from 16.5% a year earlier, due to a higher proportion of complex cases that incur higher costs of supplies and implants.

Dakota Plains Surgical Center, LLP (51.00% ownership interest)

Net revenues for the second quarter of 2006 increased by 7.8% over the same period in 2005, primarily due to a 1.7% growth in the number of cases, growth in the number of higher revenue generating spine cases and a lower proportion of lower paying Medicare cases. The cost of drugs and supplies as a percentage of net revenues decreased to 21.6% from 29.5% a year earlier, primarily due to a lower proportion of inpatient cases that incur higher costs of drugs and supplies.

Oklahoma Spine Hospital, LLC (51.00% ownership interest)

Net revenues for the three months ended June 30, 2006 decreased by 11.0% compared to the same period in 2005, reflecting a 7.9% decrease in the number of cases performed and a reduction in reimbursement rates of a certain non-contracted payor beginning in January 2006. The cost of drugs and supplies as a percentage of net revenues decreased to 32.6% compared to 37.6% a year earlier, reflecting a decrease in the number of surgical procedures that incur higher costs of supplies, including implants. General and administrative expenses increased by 5.8%, primarily due to an increase in bad debt expense.

	Six Months Ended June 30, 2006 (unaudited)		Six Months Ended June 30, 2005[1] (unaudited)		% Change
	($'000s)	% of Net Revenues	($'000s)	% of Net Revenues	
Net revenues:					
Black Hills Surgery Center, LLP	23,170		24,309		(4.7%)
Sioux Falls Surgical Center, LLP	23,108		20,245		14.1%
Dakota Plains Surgical Center, LLP	4,640		4,621		0.4%
Oklahoma Spine Hospital, LLC	21,275		23,359		(8.9%)
Salaries and benefits:					
Black Hills Surgery Center, LLP	5,976	25.8%	5,825	24.0%	2.6%
Sioux Falls Surgical Center, LLP	4,502	19.5%	4,506	22.3%	(0.1%)
Dakota Plains Surgical Center, LLP	1,310	28.2%	1,307	28.3%	0.3%
Oklahoma Spine Hospital, LLC	4,318	20.3%	4,256	18.2%	1.4%
Drugs and supplies:					
Black Hills Surgery Center, LLP	3,422	14.8%	4,020	16.5%	(14.9%)
Sioux Falls Surgical Center, LLP	4,243	18.4%	3,469	17.1%	22.3%
Dakota Plains Surgical Center, LLP	1,041	22.4%	1,196	25.9%	(13.0%)
Oklahoma Spine Hospital, LLC	6,549	30.8%	8,702	37.3%	(24.7%)
General, administrative and other:					
Black Hills Surgery Center, LLP	2,810	12.1%	2,872	11.8%	(2.2%)
Sioux Falls Surgical Center, LLP	2,414	10.4%	2,265	11.2%	6.6%
Dakota Plains Surgical Center, LLP	767	16.5%	725	15.7%	5.7%
Oklahoma Spine Hospital, LLC	4,490	21.1%	4,145	17.7%	8.3%
Income (loss) before interest expense, depreciation & amortization, and other expenses:					
Black Hills Surgery Center, LLP	10,962	47.3%	11,592	47.7%	(5.4%)
Sioux Falls Surgical Center, LLP	11,949	51.7%	10,005	49.4%	19.4%
Dakota Plains Surgical Center, LLP	1,522	32.8%	1,393	30.1%	9.3%
Oklahoma Spine Hospital, LLC	5,918	27.8%	6,256	26.8%	(5.4%)

Note 1: Amounts for the six months ended June 30, 2005 include the historical results of OSH prior to the acquisition by the Corporation of a 51% ownership of the Center on June 21, 2005.

The changes in the components of operating results as shown in the preceding table are discussed below Center by Center.

Black Hills Surgery Center, LLP (52.95% ownership interest)

Net revenues for the six months ended June 30, 2006 decreased by 4.7% over the corresponding period in 2005, primarily due to a decrease in reimbursement rates of one of the major payors in South Dakota in mid-year 2005, a 2.3% decrease in the number of cases performed and a decrease in the number of larger, more complex cases, higher revenue generating cases. Salaries and benefits increased by 2.6%, primarily due to annual wage and salary adjustments. The cost of drugs and supplies as a percentage of net revenues decreased to 14.8% from 16.5% a year earlier, primarily due to changes in the types of surgeries performed and cost reductions for certain surgical implants. General, administrative and other expenses for the six months ended June 30, 2006 decreased by 2.2% compared to the same period in 2005, primarily due to a reduction in consulting fees and external food catering costs.

Sioux Falls Surgical Center, LLP (51.00% ownership interest)

Net revenues for the six months ended June 30, 2006 were up 14.1 % over the same period in 2005, primarily due to fee increases, a 4.0% increase in the number of cases performed, and a favorable shift in the proportion of more complex, higher revenue generating cases. This increase was partially offset by a decrease in a major payor's reimbursement rates that was instituted in mid-year 2005. The cost of drugs and supplies as a percentage of net revenues increased to 18.4% from 17.1% in 2005 due to a higher proportion of complex cases that incur higher costs of supplies and implants. General, administrative and other expenses increased by 6.6 % for the period, primarily due to increases in the surgical equipment repairs, computer expenses and bad debt expense.

Dakota Plains Surgical Center, LLP (51.00% ownership interest)

Net revenues for the six months ended June 30, 2006 increased marginally over the same period in 2005. The number of cases performed increased by 1.2% due to an increase in the average number of cases performed per surgeon, which offset the departure of two surgeons from the medical staff in 2005. Net revenues were also positively impacted by a decrease in the proportion of lower paying Medicare cases, but were negatively impacted by a lower proportion of inpatient cases that generate higher revenues. The cost of drugs and supplies as a percentage of net revenues decreased to 22.4% from 25.9% in 2005, primarily due to a lower proportion of inpatient cases that incur higher costs of drugs and supplies.

Oklahoma Spine Hospital, LLC (51.00% ownership interest)

Net revenues for the six months ended June 30, 2006 decreased 8.9% compared to 2005, due to a 6.1% decrease in the number of cases performed and a reduction in reimbursement rates of a certain non-contracted payor beginning in January 2006. Salaries and benefits increased by 1.4% over the corresponding period in 2005, primarily due to annual wage and salary adjustments. The cost of drugs and supplies as a percentage of net revenues decreased to 30.8% compared to 37.3% in 2005, reflecting a decrease in the number of surgical procedures that incur higher costs of supplies, including implants. General and administrative expenses increased by 8.3% primarily due to an increase in bad debt expense.

LIQUIDITY AND FINANCIAL CONDITION

The Corporation is dependent upon cash generated from operating activities of the Centers, which is the source of financing its operations and meeting its contractual obligations. The Centers distribute, on a monthly basis, substantially all of their cash flows to the Corporation and the minority partnership interests. A reconciliation of net income (loss) as reported to cash available for distribution is presented in the section Non-GAAP Financial Measure – Cash Available for Distribution.

Dividend declarations are determined based on monthly reviews of the Corporation's earnings, capital expenditures and related cash flows. Such declarations take into account the Corporation's structure whereby available cash is to be distributed to the maximum extent possible after (i) interest on the subordinated notes, (ii) other debt service obligations, (iii) other expense and tax obligations, and (iv) reasonable reserves for working capital, collateral for hedge contracts and capital expenditures.

Subsequent to June 30, 2006, Sioux Falls Surgical Center entered into a contract for construction of a new storeroom to create space for additional operating rooms in the existing facility. Total amount of the contract is $480 and construction is expected to be completed by the end of November 2006.

As at June 30, 2006, the Corporation had net working capital of $35.5 million, including cash balances of $14.0 million and accounts receivables of $23.3 million. Accounts payable and accrued liabilities totaled $7.4 million. Total assets at June 30, 2006 were $260.2 million and total long-term liabilities were $170.3 million. Cash distributions declared in the period from January 1, 2006 to June 30, 2006 totaled Cdn$0.550 per IPS.

The Centers have in place credit facilities and notes payable in an aggregate amount of $37.4 million, of which $27.4 million was utilized as at June 30, 2006. The balances available under the credit facilities, combined with cash on hand as at June 30, 2006, are available to manage the Corporation's accounts receivable, inventory and other short-term cash requirements, including timing differences with regard to the payment of US withholding taxes.

The Corporation's subordinated notes payable are denominated in Canadian dollars and are reflected in the financial statements in US dollars at the rate of exchange in effect at the balance sheet date. These subordinated notes will mature on March 29, 2014, subject to the Issuer's right to extend their maturity for two additional successive five year terms provided certain conditions are satisfied at such times.

The following table sets out the mandatory repayments due under the credit facilities, notes payable and other contractual obligations:

Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
			(US$ thousands)		
Revolving Credit Facilities	11,953	4,205	5,748	2,000	-
Notes Payable & Term Loan	15,482	1,177	2,743	11,562	-
Capital Lease Obligation	424	252	172	-	-
Operating Leases & Commitments	14,966	1,873	3,660	3,569	5,864
IPS Subordinated Notes Payable	148,063	-	-	-	148,063
Total Contractual Obligations	**$190,888**	**$7,507**	**$12,323**	**$17,131**	**$153,927**

The Corporation expects to be able to renew or refinance the various credit facilities as they come due at then current market rates.

FINANCIAL INSTRUMENTS

All of the Corporation's operations and earnings are in US dollars while distributions to holders of its IPS are made in Canadian dollars.

With respect to the payment of distributions and the conversion from US to Canadian currency, the Corporation has entered into forward foreign exchange contracts. As at June 30, 2006, the Corporation had a series of monthly forward foreign exchange contracts outstanding as follows:

Contract Dates	US$ to be delivered *($millions)*	Cdn$ to be received *($millions)*	Cdn$ per US$ *(Weighted Average)*
Jul 2006 – Jun 2007	24.6	32.3	1.3121
Jul 2007 – Jun 2008	24.4	30.0	1.2272
Jul 2008 – Jun 2009	26.8	30.6	1.1419
Jul 2009 – Aug 2009	5.0	5.4	1.0829
	80.8	98.3	

Under the terms of the hedging contracts, the Corporation is required to deliver between $2.0 and $2.5 million US dollars monthly through August 2009 ($80.8 million in aggregate) in exchange for Canadian dollars at the stipulated exchange rates (Cdn$98.3 million in aggregate). The Corporation has provided collateral in the amount of $4.5 million US dollars to secure performance under these contracts.

The Corporation had unrealized foreign exchange gains on the open forward foreign exchange hedges totaling $6.9 million as of June 30, 2006. If the Corporation had liquidated the contracts and realized a gain, it would be exposed to fluctuations in the exchange rate between the Canadian dollar and the US dollar with respect to interest payments on the subordinated notes. However, it is the Corporation's intention to maintain these contracts in place until their scheduled maturity dates.

RELATED PARTY TRANSACTIONS

Physicians, who control the minority interests in each of their respective Centers, routinely provide independent professional services directly to patients utilizing the facilities of the Centers. Note 3 of the Corporation's interim consolidated financial statements for the three-month period ended June 30, 2006 contains details of transactions with related parties for the current and prior periods.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Management estimates are required with respect to the valuation of acquired assets and liabilities, intangible assets, goodwill, accounts receivable, inventories and provisions for potential liabilities, as well as the determination of net revenue and income tax provisions.

Net revenue of the Corporation includes amounts for services billed to federal and state agencies, private insurance carriers, employers, managed care programs, and patients. Billed revenues are recorded net of the contractual adjustments provided for under the various agreements with the majority of these third party payors. Management establishes the contractual allowance adjustments and allowances for doubtful accounts based on third party contracts in effect and based on historical payment data, current economic conditions, and other pertinent factors for each Center.

RISK FACTORS

Risks Related to the Business and the Industry of the Corporation

The revenue and profitability of the Corporation and its subsidiaries, including the Centers, depend heavily on payments from third-party payors, including government healthcare programs (Medicare and Medicaid) and managed care organizations, which are subject to frequent cost containment initiatives. Changes in the terms and conditions of, or reimbursement levels under, insurance or healthcare programs, which are typically short-term agreements, could adversely affect the revenue and profitability of the Corporation. The Corporation's revenues and profitability could be impacted by its ability to obtain and maintain contractual arrangements with insurers and payors active in its service area and by changes in the terms of such contractual arrangements.

The revenue and profitability of the Centers is dependent upon physician relationships. There can be no assurance that physician groups performing procedures at the Centers will maintain successful medical practices, or that one or more key members of a particular physician group will continue practicing with that group or that the members of that group will continue to perform procedures at the Centers at current levels, or at all.

Healthcare facilities, such as the Centers, are subject to numerous legal, regulatory, professional and private licensing, certification and accreditation requirements. Receipt and renewal of such licenses, certifications and accreditations are often based on inspections, surveys, audits, investigations or other reviews, some of which may require affirmative compliance actions by the Centers that could be burdensome and expensive.

There are a number of United States federal and state regulatory initiatives, which apply to healthcare providers, and in particular specialty hospitals, including the Centers. Among the most significant are the federal Anti-Kickback Statute, the federal Stark Act, and the federal rules relating to management and protection of patient records and patient confidentiality. New legislation or amendments to existing legislation could be enacted in the future, which could materially impact the operations and/or economic viability of surgical hospitals, including the Centers.

While the Centers carry general and professional liability insurance against claims arising in the ordinary course of business, the insurance market is dynamic and there can be no assurance that adequate coverage will be available in the future, nor that any coverage in place will be adequate to cover claims.

Any expansion of the Centers will require additional capital, which may be funded through additional debt or equity financings. These funding sources could result in significant additional interest expense or ownership dilution to current holders of the Corporation's securities. Additionally, the complex regulatory requirements to which the Centers are subject may limit their ability to expand.

There is significant competition in the healthcare business. The Centers compete with other healthcare facilities in providing services to physicians and patients, contracting with managed care payors and recruiting qualified staff.

Risks Related to the Structure of the Corporation

The Corporation is solely dependent on the operations and assets of the Centers through the indirect ownership of between 51% and 52.95% in entities holding these Centers. Future distributions by the Corporation are not guaranteed and are totally dependent upon the operating results and related cash flows from the Centers.

The payout by the Centers and the Corporation of a substantial majority of their operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future.

The Corporation's distributions to its security holders are denominated in Canadian dollars whereas all of its revenue is denominated in US dollars. To the extent that future distributions are not covered by foreign currency exchange contracts, the Corporation is exposed to currency exchange rate risk.

Interest on the Corporation's subordinated notes will be deducted for purposes of calculating taxes payable in the United States by the Corporation. There can be no assurance that US tax authorities will not seek to challenge the treatment of these notes as debt or the amount of interest expense deducted. This would reduce the Corporation's after-tax income available for distribution, thereby reducing the Corporation's ability to declare dividends.

There can be no assurance that the Corporation will be able to repay the principal amount outstanding on its subordinated notes payable when due. Additionally, the subordinated notes are payable in Canadian dollars. Therefore the Corporation is exposed (at maturity and or repayment) to currency exchange rate risk with respect to the principal amount of this indebtedness.

The limited cash flow guarantees provided by each Center with respect to the interest payments on the subordinated debt may not be enforceable, thereby reducing the cash available for payment of interest on the subordinated debt. Non-competition agreements executed by physician owners of the minority interests in the Centers may not be enforceable, which lack of enforceability could impact the revenues and profitability of the Centers.

The Corporation does not have the ability to direct day-to-day management of the Centers, except in certain circumstances.

The degree to which the Corporation is leveraged on a consolidated basis could have important consequences to the holders of the IPS, including:

(a) The Corporation's and Centers' ability in the future to obtain additional financing for working capital, capital expenditures, acquisitions or other purposes may be limited. Under the terms attaching to the Corporation's subordinated notes payable, the Corporation's ability to incur additional debt, including the issue of IPS, which contain a debt component, is dependent upon the Corporation meeting certain pro forma financial ratios at the time of incurring the additional debt.

(b) The Corporation or Centers being unable to refinance indebtedness on terms acceptable to the Corporation or at all.

(c) A significant portion of the Corporation's cash flow (on a consolidated basis) from operations is likely to be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for future operations, capital expenditures, acquisitions and/or dividends on its common shares.

(d) The Centers may be more vulnerable to economic downturns and be limited in their ability to withstand competitive pressures.

The Corporation has credit facilities that contain restrictive covenants that limit the discretion of the Corporation or its management with respect to certain matters. The ability of the Centers to make distributions will be subject to the restrictive covenants contained in each credit facility.

Additional IPS or common shares may be issued by the Corporation pursuant to an Exchange Agreement with the holders of the minority interests in the Centers or in connection with a future financing or

acquisition by the Corporation. The issuance of additional IPSs or Common Shares may dilute an investor's investment in the Corporation and reduce distributable cash per Common Share or per IPS.

The Corporation's subsidiary, which holds the interests in the Centers, is organized under the laws of the State of Delaware. The Centers that are located in South Dakota are formed under the laws of the State of South Dakota and the Center that is located is Oklahoma is formed under the laws of the State of Oklahoma. All of the assets of the Centers are located outside of Canada and certain of the directors and officers are residents of the United States. As a result, it may be difficult or impossible for investors to effect service within Canada upon the Corporation's subsidiary, the Centers, or their directors and officers who are not residents of Canada, or to realize against them in Canada upon judgments of courts of Canada predicated upon the civil liability provisions of applicable Canadian provincial securities laws.

There can be no assurance that the common shares and subordinated notes represented by the IPSs will continue to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

The market price for the IPS may be subject to general volatility.

For further discussion of the foregoing and other risk factors reference should be made to the Corporation's Annual Information Form.

OUTLOOK

Demand for healthcare services in the United States continues to be positively impacted by changing demographics (increasing average age and life expectancy) and the development of new procedures. The Corporation is well positioned to benefit from these long-term trends with its objective of providing high quality health care services and enhancing the experience of patients. Nonetheless, there will continue to be industry-wide pressures on reimbursement programs to limit the growth of healthcare costs.

The Corporation's payout ratio for the most recent twelve months now stands at 87.9%, down from 90.7% for the year ended December 31, 2005. Management believes these results are representative of the near term outlook and the operating capabilities of the existing Centers.

The Corporation intends to continue its strategies of enhancing the operating efficiency of the four Centers, pursuing acquisitions and continuing the cash distribution practices referred to in Liquidity and Financial Condition.

File Number 82-34942

Interim Consolidated Financial Statements of

MEDICAL FACILITIES CORPORATION

For the Three and Six Months ended June 30, 2006
(Unaudited)

MEDICAL FACILITIES CORPORATION

Interim Consolidated Balance Sheets
(In thousands of U.S. dollars)

	June 30, 2006 (Unaudited)	December 31, 2005
Assets		
Current assets:		
Cash and cash equivalents	$ 14,046	$ 12,443
Accounts receivable	23,275	25,571
Supply inventory	2,942	2,369
Prepaid expenses and other	1,841	1,541
Withholding tax deposited	8,337	4,861
	50,441	**46,785**
Property and equipment	31,285	31,912
Restricted cash (note 4)	4,483	4,483
Deferred financing costs	9,266	9,515
Intangibles	108,467	112,389
Goodwill	56,244	56,244
	$ 260,186	**$ 261,328**
Liabilities and Shareholders' Equity		
Current liabilities:		
Accrued interest payable	$ 1,312	$ 1,312
Dividends payable	644	644
Accounts payable	3,230	4,688
Accrued liabilities	4,133	4,796
Current maturities of long-term debt (note 1)	5,634	1,085
	14,953	**12,525**
Long-term debt less current maturities (note 1)	22,225	23,813
Subordinated notes payable	148,063	142,106
Minority interests	15,699	16,021
Shareholders' equity:		
Share capital	93,700	93,700
Deficit	(34,454)	(26,837)
	59,246	**66,863**
Commitments (note 5)		
	$ 260,186	**$ 261,328**

See accompanying notes to interim consolidated financial statements.

MEDICAL FACILITIES CORPORATION

Interim Consolidated Statements of Income (Loss) and Deficit
Unaudited
(In thousands of U.S. dollars, except per share amounts)

	Three Months Ended June 30, 2006	Three Months Ended June 30, 2005	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
Net patient service revenue	**$ 36,063**	**$ 25,082**	**$ 72,192**	**$ 50,508**
Expenses:				
Salaries and benefits	8,288	6,386	16,529	12,426
Drugs and supplies	7,884	4,299	15,255	8,897
Other operating expenses	368	390	804	849
General and administrative	5,150	2,995	10,339	5,960
	21,690	**14,070**	**42,927**	**28,132**
Income before the under noted	**14,373**	**11,012**	**29,265**	**22,376**
Depreciation and amortization	2,909	2,476	5,798	4,934
Other expenses (income):				
Interest expenses, net of interest income	4,306	3,662	8,568	6,978
Net unrealized loss (gain) on foreign exchange (note 6)	6,018	(931)	5,387	(1,614)
Other	(4)	(77)	(7)	(134)
	10,320	2,654	13,948	5,230
Income before income taxes and minority interest	**1,144**	**5,882**	**9,519**	**12,212**
Income taxes	-	-	-	-
Income before minority interest	1,144	5,882	9,519	12,212
Minority interest	6,459	5,049	13,269	10,292
Net income (loss) for the period	**(5,315)**	**833**	**(3,750)**	**1,920**
Deficit, beginning of period	(27,206)	(15,842)	(26,837)	(15,444)
Dividends	(1,933)	(1,619)	(3,867)	(3,104)
Deficit, end of period	**$ (34,454)**	**$ (16,628)**	**$ (34,454)**	**$ (16,628)**
Basic and fully diluted income (loss) per share	**$ (0.190)**	**$ 0.037**	**$ (0.134)**	**$ 0.085**

See accompanying notes to interim consolidated financial statements.

MEDICAL FACILITIES CORPORATION

Interim Consolidated Statements of Cash Flows
(Unaudited)
(In thousands of U.S. dollars)

	Three Months Ended June 30, 2006	Three Months Ended June 30, 2005	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
Cash provided by (used in):				
Operating activities:				
Net income (loss)	$ (5,315)	$ 833	$ (3,750)	$ 1,920
Items not affecting cash:				
Depreciation of property and equipment	937	877	1,876	1,753
Amortization of other intangibles	1,972	1,612	3,922	3,194
Amortization of debt issue costs	126	71	250	105
Minority interest	6,459	5,049	13,269	10,292
Unrealized loss (gain) on foreign currency	6,566	(923)	5,958	(1,606)
Change in non-cash operating working capital	(4,137)	(112)	(4,747)	(740)
	6,608	**7,407**	**16,778**	**14,918**
Financing activities:				
Proceeds from (repayments of) bank loans	1,962	(173)	2,961	4,055
Distributions to minority interests	(6,202)	(4,754)	(13,591)	(10,678)
Dividends	(1,933)	(1,619)	(3,867)	(3,104)
Public offering of IPS units, net of expenses	-	55,523	-	55,523
Deferred financing costs	-	(1,638)	-	(1,638)
Cash posted as collateral for foreign exchange forward contracts	-	(1,300)	-	(1,300)
	(6,173)	**46,039**	**(14,497)**	**42,858**
Investing activities:				
Purchase of property and equipment, net	(676)	(834)	(1,249)	(4,236)
Business acquisitions, net of cash and cash equivalents of $1,322	-	(44,456)	-	(44,456)
	(676)	**(45,290)**	**(1,249)**	**(48,692)**
Unrealized gain on foreign currency on cash held in Cdn$ (note 6)	548	8	571	8
Increase in cash and cash equivalents	307	8,164	1,603	9,092
Cash and cash equivalents, beginning of period	13,739	5,150	12,443	4,222
Cash and cash equivalents, end of period	**$ 14,046**	**$ 13,314**	**$ 14,046**	**$ 13,314**
Supplemental cash flow information:				
Interest paid	$ 4,411	$ 3,342	$ 8,750	$ 6,647

See accompanying notes to interim consolidated financial statements.

(In thousands of U.S. dollars, unless otherwise indicated)

Medical Facilities Corporation ("the Corporation") owns indirect controlling interests in four limited liability entities (the "Centers"), each of which owns a specialty hospital. The Centers are located in Sioux Falls, Rapid City and Aberdeen, South Dakota, and Oklahoma City, Oklahoma, United States.

These interim consolidated financial statements of the Corporation have been prepared by management in accordance with accounting principles generally accepted in Canada and include the accounts of the Corporation and its subsidiaries. Intercompany transactions and balances have been eliminated. These statements have been prepared following the same accounting policies and methods of computation as the annual consolidated financial statements of the Corporation for the year ended December 31, 2005, but do not contain all disclosures required by generally accepted accounting principles and accordingly should be read in conjunction with the annual consolidated financial statements and the notes thereto.

1. Long-term debt:

	Available $	June 30, 2006 $	December 31, 2005 $
Revolving Credit Facilities			
Black Hills Surgery Center, LLP	5,500	2,858	2,523
Dakota Plains Surgical Center, LLP	5,000	4,205	4,205
Sioux Falls Surgical Center, LLP	6,400	2,890	6,833
Oklahoma Spine Hospital, LLC	5,000	2,000	1,000
	21,900	11,953	14,561
Notes Payable			
Black Hills Surgery Center, LLP	9,382	9,382	9,798
Term Loan			
Sioux Falls Surgical Center, LLP	6,100	6,100	-
Capital Lease			
Sioux Falls Surgical Center, LLP		424	539
		27,859	24,898
Less Current Portion		5,634	1,085
		22,225	**23,813**

(In thousands of U.S. dollars, unless otherwise indicated)

1. Long-term debt (continued):

The credit facilities and term loan for Sioux Falls Surgical Center, LLP and Dakota Plains Surgical Center, LLP bear interest at rates that vary with prime and at June 30, 2006, the effective interest rate was approximately 7.75% (December 31, 2005 - 7.00%). The credit facility for Oklahoma Spine Hospital, LLC bears interest at a rate that varies with prime and at June 30, 2006, the effective interest rate was approximately 9.25% (December 31, 2005 - 8.25%). With respect to the Black Hills Surgery Center, LLP, credit facilities of $2,858 (December 31, 2005 - $2,523) vary with monthly LIBOR (effective interest rate of 7.16% at June 30, 2006 and 6.44% at December 31, 2005) and notes payable of $9,382 are at fixed rates ranging from 5.10% to 6.05% (December 31, 2005 - $9,798 at fixed rates ranging from 5.10% to 6.05%).

The Sioux Falls Surgical Center, LLP credit facilities and term loan mature between 2007 and 2026.The credit facility related to Dakota Plains Surgical Center, LLP is due in full on April 15, 2007. Management of the Center is engaged in negotiations with the lender to renew this credit facility and to extend its maturity. The credit facility related to Oklahoma Spine Hospital, LLC is due in full on May 31, 2010. The Black Hills Surgery Center, LLP credit facilities and notes payable mature between 2007 and 2010.

Each credit facility is secured by a security interest in all property and a mortgage on real property owned by the respective MFC Partnership. These credit facilities contain certain restrictive covenants. One of the Centers was not in compliance with one of the covenants, however this Center obtained a waiver from the lender, which waives its non-compliance with the covenant requirements.

2. Employee future benefits:

Benefits programs at each of the Centers include a qualified 401(k) retirement plan, which covers all employees who meet eligibility requirements. Each Center makes matching contributions subject to certain limits. Contributions made by the Centers for the three months ended June 30, 2006, were $227 (for the three months ended June 30, 2004 - $84) and for the six months ended June 30, 2006, were $480 (for the six months ended June 30, 2005 - $190).

(In thousands of U.S. dollars, unless otherwise indicated)

3. Related party transactions:

The Corporation and the Centers routinely enter into transactions with certain related parties. Such transactions, which are described below, are in the normal course of operations and at the exchange amounts agreed upon by the parties involved.

(a) Management services and other contracts:

	Three months ended June 30, 2006 $	Three months ended June 30, 2005 (1) $	Six months ended June 30, 2006 $	Six months ended June 30, 2005 (1) $
Management services acquired by Dakota Plains Surgical Center, LLP from Sioux Falls Surgical Physicians, LLP ("Surgical Physicians")(2) and Surgical Management Professionals, LLC ("SMP")(2)	56	56	112	112
Laundry services obtained by Sioux Falls Surgical Center, LLP from Center Inn (3)	25	26	50	51
Office and management services acquired by Oklahoma Spine Hospital, LLC from Integrated Medical Delivery, LLC ("IMD")(4)	703	85	1,340	85
Payments by the Corporation for use of aircraft operated by SC Meridian, LLC(5)	-	62	-	92
Reimbursement to Sioux Falls Surgical Center, LLP for services provided under a contract to or on behalf of Surgical Physicians and SMP	(336)	(202)	(638)	(574)

Note 1: Amounts for the three and six months ended June 30, 2005 include amounts for Oklahoma Spine Hospital, since June 21, 2005, the date of its acquisition.

Note 2: Surgical Physicians owns 49% of Sioux Falls Surgical Center, LLP, and SMP is controlled by indirect minority owners of Sioux Falls Surgical Center LLP. As of June 30, 2006, $18 was receivable from Surgical Physicians and $475 was receivable from SMP.

Note 3: Certain indirect minority owners of Sioux Falls Surgical Center, LLP are also owners of the Center Inn.

Note 4: Certain indirect minority owners of Oklahoma Spine Hospital, LLC own approximately 45% of IMD. The service agreement is renewable for three-year periods (renewed in August 2004). As of June 30, 2006, $213 owing to IMD for services obtained was included in accounts payable.

Note 5: SC Meridian is an entity controlled by an Officer of the Corporation. The Corporation uses the chartered aircraft for certain of its acquisition activities. As of June 30, 2006 no amounts were owing to SC Meridian.

(In thousands of U.S. dollars, unless otherwise indicated)

3. Related party transactions (continued):

(b) Real estate lease contracts:

	Three months ended June 30, 2006 $	Three months ended June 30, 2005 [1] $	Six months ended June 30, 2006 $	Six months ended June 30, 2005 [1] $
Additional office space leased by Sioux Falls Surgical Center, LLP from Center Inn[2]	6	21	22	40
Facility building leased by Oklahoma Spine Hospital, LLC from Memorial Property Holdings, LLP ("MPH")[3]	372	44	744	44
Additional office space leased by Oklahoma Spine Hospital, LLC from MM Property Holdings, LLP ("MM Property")[4]	39	N/A	78	-

Note 1: Amounts for the three and six months ended June 30, 2005 include amounts for Oklahoma Spine Hospital since June 21, 2005, the date of its acquisition.

Note 2: Certain indirect minority owners of Sioux Falls Surgical Center, LLP are also owners of the Center Inn.

Note 3: The majority of the owners of MPH are also indirect minority owners of Oklahoma Spine Hospital, LLC. See note 5 to the financial statements for disclosure of the future rental payment commitments under the contracts with the related parties.

Note 4: MM Property is owned by two physicians that indirectly own equity membership units in Oklahoma Spine Hospital, LLC. See note 5 to the financial statements for disclosure of the future rental payment commitments under the contracts with the related parties.

(c) Other transactions:

Physicians, who through four companies indirectly own the minority interests in each of the Centers, routinely provide professional services directly to patients utilizing the facilities of the Centers. Certain of the physicians serve on the boards of management of the Centers and three such individuals perform the duties of Medical Director at the respective Centers and are reimbursed in recognition of their contribution to the Centers.

Included in the balance of prepaid expenses and other is a note receivable from Oklahoma Physical Therapy ("OPT") in the amount of $198. Certain owners of OPT are also indirect minority owners of Oklahoma Spine Hospital, LLC. This note is repayable in monthly blended payments of $5 (including interest at 5% per annum) through November 2009.

(In thousands of U.S. dollars, unless otherwise indicated)

4. Foreign exchange contracts:

At June 30, 2006, the Corporation had forward foreign exchange contracts outstanding under which the Corporation will sell U.S. dollars each month for a fixed amount of Canadian dollars on the following terms:

Contract Dates	US$ to be delivered *($millions)*	Cdn$ to be received *($millions)*	Cdn$ per US$ *(Weighted Average)*
Jul 2006 – Jun 2007	24.6	32.3	1.3121
Jul 2007 – Jun 2008	24.4	30.0	1.2272
Jul 2008 – Jun 2009	26.8	30.6	1.1419
Jul 2009 – Aug 2009	5.0	5.4	1.0829
	80.8	98.3	

The foregoing contracts cover conversion of US$80.8 million into Cdn$98.3 million and have a fair value as of June 30, 2006 of $6.9 million (December 31, 2005 - $6.9 million), which amount has not been recognized in the Corporation's financial statements as the contracts are treated as hedges.

The Corporation has deposited $4.5 million as collateral to ensure its performance under these contracts. The deposit is classified as restricted cash on the consolidated balance sheet.

5. Commitments:

Subsequent to June 30, 2006, Sioux Falls Surgical Center entered into a contract for construction of a new storeroom to create space for additional operating rooms in the existing facility. Total amount of the contract is $480 and construction is expected to be completed by the end of November 2006.

Three Centers lease certain equipment under non-cancellable operating long-term leases. In addition, Oklahoma Spine Hospital, LLC leases its facility building and additional office space from related entities (See note 3 for description of relationships with these entities). Minimum payments for these leases are as follows:

	Non-Related Parties $	Related Parties $	Total $
2006	160	1,233	1,393
2007	185	1,645	1,830
2008	185	1,645	1,830
2009	178	1,645	1,823
2010	101	1,645	1,746
Thereafter	–	5,864	5,864
	809	**13,677**	**14,486**

(In thousands of U.S. dollars, unless otherwise indicated)

6. Foreign exchange loss (gain):

Unrealized foreign exchange loss (gain) included in the income statement consists of the following:

	Three months ended June 30, 2006 $	Three months ended June 30, 2005 $	Six months ended June 30, 2006 $	Six months ended June 30, 2005 $
Unrealized loss (gain) on the subordinated notes payable	6,566	(923)	5,958	(1,606)
Unrealized gain on the cash balances denominated in Cdn$	(548)	(8)	(571)	(8)
Net unrealized loss (gain) on foreign exchange	6,018	(931)	5,387	(1,614)